

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2008

By U.S. mail and facsimile to (704) 362-4208

Mr. Terry S. Lisenby, Chief Financial Officer, Treasurer and Executive Vice President
Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211

> **RE:** **Nucor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 1-4119**

Dear Mr. Lisenby:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief